November 15, 2006

Mail Stop 4561

Mr. Jeffrey J. Zimmer
Chief Executive Officer
Opteum Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

Re: Opteum Inc.
        Item 4.02 Form 8-K
        Filed November 13, 2006
        File No. 1-32171

Dear Mr. Zimmer:

        We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. Please tell us if you have reviewed your fiscal year 2005 statement of operations for compliance with SFAS 133 as it relates to the interest rate lock commitments acquired through you purchase of Opteum Financial Services, LLC in November 2005.

        You should file an amendment in response to this comment on or before November 22, 2006.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3446.

Sincerely,

James T. Webster
Accountant